SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 10)*
SNAP-ON INCORPORATED
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

83 3034101
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83 3034101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Snap-on Incorporated Benefit Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 407,575 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 407,575 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,575 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 83 3034101

      This amendment relates to the Common Stock, $1.00 par value (the “Common Stock”), of Snap-on Incorporated (the “Company”), 2801 80th Street, Kenosha, WI  53141-1410.  This Amendment is filed by the Snap-on Incorporated Benefit Trust (by the Northern Trust Company as Trustee), 2801 80th Street, Kenosha, WI  53141-1410.

Item 4 is hereby amended in its entirety to read as follows:
Item 4.	Ownership:
	(a)	Amount Beneficially Owned: 407,575 *
	(b)	Percent of Class: 0.7%
	(c)	Number of shares as to which such person has:
		(i) (ii) (iii) (iv)	sole power to vote or to direct the vote: shared power to vote or to direct the vote: sole power to dispose or to direct the disposition of: shared power to dispose or to direct the disposition of:	0 407,575 * 0 407,575 **

*       The filing of this Statement on Schedule 13G by the Snap-on Incorporated Benefit Trust (the “Trust”) does not constitute, and should not be construed as, an admission that either the Trust or the Northern Trust Company (the “Trustee”), beneficially owns any securities covered by this Statement or is required to file this Statement.  In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.  The Trust is designed to acquire, hold and distribute shares of Company Common Stock for the purpose of funding certain benefit programs and compensation arrangements of the Company.  All shares of Company stock held in the Trust are voted by the Trustee in the same proportion as the outstanding shares that are not held by the Trust have been voted, subject to applicable law.

**     Shares of Company stock in the Trust may be disposed of by the Trust or Trustee only in accordance with the terms of the Trust.

Item 5 is hereby amended in its entirety to read as follows:
Item 5.

Ownership of 5% or Less of a Class:  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 7, 2007

Date

SNAP-ON INCORPORATED BENEFIT TRUST

By:	/s/ Alex Vecchiet
	Name:	Alex Vecchiet
	Title:	Vice President
For The Northern Trust Company, as Trustee